Exhibit 12.1

MITCHAM INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended January 31,
	2015	2014	2013	2012	2011
Earnings
(Loss) Income before income taxes	$(10,186)	$6,026	$13,524	$34,330	$6,794
Fixed charges (as outlined below)	902	314	533	740	756

Total earnings, as defined	$(9,284)	$6,340	$14,057	$35,070	$7,550

Fixed Charges
Interest	$902	$314	$533	$740	$756

Ratio of (losses) earnings to fixed charges	(10.29)	20.19	26.37	47.39	9.99